Exhibit 99.3

CONSOLIDATED CAPITALIZATION OF BANK OF MONTREAL

The following table sets forth the consolidated capitalization of the Bank at January 31, 2016.

As at January 31, 2016
(in millions of Canadian dollars)

Subordinated Debt	5,250

Total Equity
Preferred Shares(1)	3,240
Common Shares	12,352
Contributed Surplus	298
Retained Earnings	19,409
Accumulated Other Comprehensive Income	6,286

Total Shareholders’ Equity	41,585
Non-controlling Interest in Subsidiaries	39

Total Equity	41,624

Total Capitalization	46,874

Notes:

(1)	Preferred Shares classified under Shareholders’ Equity consist of Class B Preferred Shares Series 14, 15, 16, 17, 25, 27, 29, 31, 33, 35 and 36. For more information on the classification of Preferred Shares, please refer to Note 9 of the unaudited interim consolidated financial statements of Bank of Montreal for the quarter ended January 31, 2016.